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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI INVESTMENTS, LLC dba SFI CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25101 CHAGRIN BOULEVARD, SUITE 210
(No. and Street)

CLEVELAND (City) OHIO (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN W (SEAN) DORSEY (216) 455-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI
(Name – *if individual, state last, first, middle name*)

3875 EMBASSY PARKWAY #200 (Address) FAIRLAWN (City) OH (State) 44333 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. (Sean) Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Investments, LLC dba SFI Capital Group, LLC, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIAN E. POWERS, Attorney At Law
Notary Public - State of Ohio
My commission has no expiration date.
Section 147.03 R. C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

YEAR ENDED SEPTEMBER 30, 2012

TABLE OF CONTENTS



Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS AND BOARD OF DIRECTORS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC (the Company) as of September 30, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI Investments, LLC dba SFI Capital Group, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
November 27, 2012

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

ASSETS		
Cash	$	82,201
Restricted cash		5,550
Accounts receivable		12,764
Prepaid expense		1,776
	$	102,291

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	24,000
MEMBERS' EQUITY		78,291
	$	102,291

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2012

REVENUES	
Professional services	$ 222,564
Interest income	32
	222,596
EXPENSES	
Commissions	20,000
Subcontracted employees' compensation and benefits	108,000
Other expenses	76,205
	204,205
NET INCOME	$ 18,391

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2012

Balance at October 1, 2011	$ 79,383
Net income	18,391
Contributions	65,100
Distributions	(84,583)
Balance at September 30, 2012	$ 78,291

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 18,391
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided by (used in) changes in the following items:		
Increase in restricted cash	$ (3,940)	
Decrease in accounts receivable	10,924	
Increase in prepaid expense	(1,776)	
Increase in accounts payable	6,942	12,150
Net cash provided by operating activities		30,541
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		65,100
Distributions		(84,583)
Net cash used in financing activities		(19,483)
NET INCREASE IN CASH		11,058
CASH - BEGINNING OF YEAR		71,143
CASH - END OF YEAR		$ 82,201

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, Minnesota, New York, Pennsylvania, and Texas, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Revenue Recognition

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primary investment banking. The Company's services include business acquisition advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced.

Restricted Cash

The Company has $5,550 in a Central Registration Depository (CRD) Account with the FINRA that it uses to pay registration fees.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly or quarterly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Credit Policies (continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management, at September 30, 2012, all accounts receivable were considered collectable and therefore no allowance was necessary.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the September 30, 2012 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of September 30, 2012, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the tax years 2008 and thereafter.

Subsequent Events

Management has evaluated subsequent events through November 27, 2012, the date the financial statements were available to be issued. No subsequent events were identified for disclosure in the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company entered into a management services agreement (the Agreement) with Cohen & Company, Ltd., whereby Cohen & Company, Ltd. will provide subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. The Agreement was terminated by change of control of ownership on July 31, 2012, in so doing a new agreement was entered with League Park Advisors, LLC.

For the year ended September 30, 2012, $144,000 of expenses were allocated to the Company under the agreements. The expenses allocated to the Company under the Agreement consisted of the following:

Subcontracted employees	$ 108,000
Office administration/facilities cost	36,000
Total	$ 144,000

The Company entered into a producer commission agreement (the Producer Agreement) with an individual owner of Cohen Capital Advisors, Ltd., a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage was one hundred percent of the revenue generated by Cohen Capital Advisors. In return, Cohen Capital Advisors agreed to reimburse the Company for certain costs incurred plus $1,500 per month from March 2010 through January 2011 and $1,200 per month commencing February 2011. On July 31, 2012, the Company redeemed Cohen Capital Advisors, LLC (CCA) fifty percent ownership interest in the Company, leaving MMI Capital Partners, LLC (MMICP) as the sole owner of one hundred percent of the ownership interest in the Company. Concurrent with the redemption of CCA's fifty percent ownership interest in the Company, Achill BD, LLC, a Delaware limited liability company (ABD), made a capital contribution to the Company and the Company admitted ABD as a Member holding fifty percent ownership interest in the Company, all pursuant to the terms of a Subscription Agreement between the Company, MMICP, and ABD.

The Company entered into a producer commission agreement on March 1, 2010, with an individual owner of MMI Capital Partners, LLC, a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage is ninety percent of the first three hundred thousand of revenue plus five percent of all revenue in excess of three hundred thousand. In return, this individual agreed to reimburse the Company for certain direct costs incurred plus a quarterly fee. The percentage thresholds and the quarterly fee are adjusted based on the total number of office locations that are under the supervision of this individual.

For the year ended September 30, 2012, registered representative fee revenues net of producer commissions totaled $182,564.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2012, the Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2012, the ratio was .41 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2012

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total members' equity from statement of financial condition	$ 78,291
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	78,291
6D	Total other deductions	(20,090)
8	Net capital before haircuts on security positions	58,201
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 58,201
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required	$ 1,600
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 58,201
	Less: Net capital requirement	(5,000)
	Total	$ 53,201
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 52,201
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ 24,000
20	Ratio of aggregate indebtedness to net capital	.41 to 1
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2012

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 78,291	$ 78,291	$ -
Other deductions	(20,090)	(20,090)	-
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 58,201	$ 58,201	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 5,000	$ 5,000	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 58,201	$ 58,201	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 53,201	$ 53,201	$ -
Net capital, less certain adjustments	$ 52,201	$ 52,201	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 24,000	$ 24,000	$ -
Ratio of aggregate indebtedness to net capital	.41 to 1	.41 to 1	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of Independent Registered Public Accounting Firm.



Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS AND BOARD OF DIRECTORS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by SFI Investments, LLC dba SFI Capital Group, LLC (SFI) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating SFI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SFI's management is responsible for SFI's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
November 27, 2012



Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS AND BOARD OF DIRECTORS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

In planning and performing our audit of the financial statements and supplementary financial information of SFI Investments, LLC dba SFI Capital Group, LLC (the Company), as of and for the year ended September 30, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
November 27, 2012